PRESS RELEASE

LONCOR CLOSES PRIVATE PLACEMENT FINANCING

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

Toronto, Canada – February 25, 2020 – Loncor Resources Inc. ("Loncor" or the “Company”) (TSX: "LN"; OTCQB: "LONCF"), a Canadian gold exploration company with significant projects in the Democratic Republic of the Congo, is pleased to announce that, further to its January 13, 2020 press release, it has closed a private placement of 6,000,000 common shares of the Company (the "Offered Shares") at a price of Cdn$0.40 per Offered Share for gross proceeds of Cdn$2,400,000. The Company intends to use the proceeds from this financing (the “Financing”) for general corporate purposes. A total of 1,790,000 of the Offered Shares issued under the Financing were purchased by certain insiders of the Company, including Mr. Arnold T. Kondrat, who is Founder, Chief Executive Officer and a director of Loncor and who purchased 1,440,000 of the Offered Shares. Taking into account the acquisition of such shares, Mr. Kondrat now holds 28,963,909 (or 28.45%) of the outstanding common shares of Loncor.

This press release does not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of any of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or the securities laws of any state of the United States and may not be offered or sold within the United States (as defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws or pursuant to an exemption from such registration requirements.

About Loncor Resources Inc.
Loncor is a Canadian gold exploration company focused on two projects in the Democratic Republic of the Congo (the “DRC”) - the Ngayu and North Kivu projects. Both projects have historic gold production. Exploration at the Ngayu project is currently being undertaken by Loncor’s joint venture partner Barrick Gold Corporation through its DRC subsidiary Barrick Gold (Congo) SARL (“Barrick”). The Ngayu project is 200 kilometres southwest of the Kibali gold mine, which is operated by Barrick and in 2019 produced 814,027 ounces of gold. As per the joint venture agreement signed in January 2016, Barrick manages and funds exploration at the Ngayu project until the completion of a pre-feasibility study on any gold discovery meeting the investment criteria of Barrick. Subject to the DRC’s free carried interest requirements, Barrick would earn 65% of any discovery with Loncor holding the balance of 35%. Loncor will be required, from that point forward, to fund its pro-rata share in respect of the discovery in order to maintain its 35% interest or be diluted.

Certain parcels of land within the Ngayu project surrounding and including the Makapela and Yindi prospects have been retained by Loncor and do not form part of the joint venture with Barrick. Barrick has certain pre-emptive rights over these two areas. Loncor’s Makapela prospect has an Indicated Mineral Resource of 614,200 ounces of gold (2.20 million tonnes grading 8.66 g/t Au) and an Inferred Mineral Resource of 549,600 ounces of gold (3.22 million tonnes grading 5.30 g/t Au). Loncor also recently acquired a 71.25% interest in the KGL-Somituri gold project in the Ngayu gold belt which has an Inferred Mineral Resource of 1.675 million ounces of gold (20.78 million tonnes grading 2.5 g/t Au), with 71.25% of this resource being attributable to Loncor via its 71.25% interest.

Additional information with respect to Loncor and its projects can be found on Loncor's website at www.loncor.com.

Qualified Person
Peter N. Cowley, who is President of Loncor and a "qualified person" as such term is defined in National Instrument 43-101, has reviewed and approved the technical information in this press release.

Technical Reports
Certain information with respect to the Company’s Ngayu project is contained in the technical report of Venmyn Rand (Pty) Ltd dated May 29, 2012 and entitled "Updated National Instrument 43-101 Independent Technical Report on the Ngayu Gold Project, Orientale Province, Democratic Republic of the Congo". A copy of the said report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Certain information with respect to the Company’s recently acquired KGL-Somituri project is contained in the technical report of Roscoe Postle Associates Inc. dated February 28, 2014 and entitled "Technical Report on the Somituri Project Imbo Licence, Democratic Republic of the Congo". A copy of the said report, which was prepared for, and filed on SEDAR by, Kilo Goldmines Ltd., can be obtained from SEDAR at www.sedar.com. To the best of the Company’s knowledge, information and belief, there is no new material scientific or technical information that would make the disclosure of the KGL-Somituri mineral resource included in this press release inaccurate or misleading.

Cautionary Note to U.S. Investors
The United States Securities and Exchange Commission (the "SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used by the Company, such as "Indicated" and "Inferred" "Resources", that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company's Form 20-F annual report, File No. 001- 35124, which may be secured from the Company, or from the SEC's website at http://www.sec.gov/edgar.shtml.

Cautionary Note Concerning Forward-Looking Information
This press release contains forward-looking information. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding mineral resource estimates) are forward-looking information. This forward-looking information reflects the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking information is subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, risks related to the exploration stage of the Company's properties, the possibility that future exploration or development results will not be consistent with the Company's expectations, failure to establish estimated mineral resources (the Company’s mineral resource figures are estimates and no assurances can be given that the indicated levels of gold will be produced), changes in world gold markets or equity markets, political developments in the DRC, uncertainties relating to the availability and costs of financing needed in the future, gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production), fluctuations in currency exchange rates, inflation, changes to regulations affecting the Company's activities, delays in obtaining or failure to obtain required project approvals, the uncertainties involved in interpreting drilling results and other geological data and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual report on Form 20-F dated April 1, 2019 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Forward-looking information speaks only as of the date on which it is provided and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

For further information, please visit our website at www.loncor.com, or contact: Arnold T. Kondrat, CEO, Toronto, Ontario, Tel: + 1 (416) 366 7300.